Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98104

September 16, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed September 15, 2021
File No. 024-11325

Dear Mr. Regan,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment No. 1 on Form 1-A, as amended (the “Offering Statement”), of Arrived Homes, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 11:00 AM Eastern Standard Time, Monday, September 20, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrivedhomes.com.

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom